John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

November 12, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account N
CIK No.: 0000813572
File Nos.: 811-5130, 333-152409
Pre-Effective Amendment No.: 1 – Form N-6
(Accession No.: 0001193125-08-231135)

Dear Ms. Samuel:

On behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account N (“Registrant”) and John Hancock Life Insurance Company (U.S.A.) (“Company”), I hereby request that Pre-Effective Amendment No. 1 on Form N-6, filed with the Commission on November 10, 2008 (Accession No. 0001193125-08-231135), together with all exhibits thereto, be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended.

The request to withdraw the Pre-Effective Amendment No. 1 is because the filing inadvertently omitted certain financial information for the Separate Account.

Registrant intends to immediately file Pre-Effective Amendment No. 2.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

Thank you for your assistance with this matter. Please contact me at 617.572.0313 if you have any questions or need additional information.

Sincerely,

/s/ Kimberly S. Ciccarelli